UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-40375

E-home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 16, 2026, E-Home Household Service Holdings Limited (the “Company”) received a written notice (the “Notice”) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq staff (the “Staff”) determined that the Company’s ordinary shares failed to maintain a minimum bid price of $1.00 per share for 30 consecutive business days, in violation of Nasdaq Listing Rule 5550(a)(2) (the “Rule”). While companies are typically afforded a 180-calendar-day compliance period to comply with the Rule, the Staff concluded that the Company is not eligible for the compliance period pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) due to the fact that the Company effected two reverse stock splits since September 24, 2024, specifically a 1-for-10 reverse stock split, and on May 30, 2025, a 1-for-50 reverse stock split, resulting in a cumulative ratio of 1-for-500. Listing Rule 5810(c)(3)(A) states in part, “if a Company’s security fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.”

As a result of non-compliance with the Rule, the Staff has determined to delist the Company’s securities from The Nasdaq Capital Market. While the Company’s securities would have been suspended at the opening of business on March 25, 2026, the Company timely filed a hearing request on March 17, 2026, and a hearing for the Company to appear before a Nasdaq Hearings Panel has been scheduled for April 16, 2026. The filing of the hearing request resulted in a stay of any suspension or delisting action pending the conclusion of the hearing process. The Company will provide the Nasdaq Hearings Panel with a plan to regain compliance, which the Company is in the process of preparing. There can be no assurance, however, that the Company will be successful in its appeal to the Nasdaq Hearings Panel or be able to regain compliance with the listing standards discussed above.

This report contains forward-looking statements, including, but not limited to, the Company’s plan to provide a compliance plan to the Nasdaq Hearings Panel. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to update any forward-looking statement in this report, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2026

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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